Exhibit (a)(1)(F)

Dear Warrant Holder:

You are receiving this notice (“Notice”) because you were previously issued one or more warrants to purchase shares of common stock, par value $0.01 per share, of Societal CDMO, Inc. (the “Company”) pursuant to the following (each, a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”):

•	[Description of Pre-Funded Warrant Agreement]

As you may know, the Company entered into an Agreement and Plan of Merger, dated February 28, 2024 (the “Merger Agreement”) with CoreRx, Inc. (“Parent”) and Cane Merger Sub, Inc. (“Purchaser”). The consummation of the transactions contemplated by the Merger Agreement will constitute a Fundamental Transaction under Section 3(d) of each Pre-Funded Warrant, and this Notice serves as the notice required by Section 3(f)(ii) of each Pre-Funded Warrant.

Pursuant to the Merger Agreement, on March 11, 2024, the Purchaser commenced a tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) to purchase all of the Company’s outstanding shares of common stock (the “Shares”) at an offer price of $1.10 (the “Offer Price”). Following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

The Offer is currently expected to expire one minute following 11:59 p.m. (Eastern Time) on April 5, 2024, with the consummation of the Merger expected to take place promptly thereafter. As of the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of the holders thereof, each share of the Company that is issued and outstanding as of immediately prior to the Effective Time (excluding shares that are held by the Company, Parent or Purchaser, dissenting shares, or shares that are validly tendered and accepted for purchase pursuant to the Offer) will be converted into the right to receive the Offer Price in cash, without interest.

Under the terms of the Pre-Funded Warrants, each Pre-Funded Warrant that is then outstanding and unexercised as of immediately prior to the Effective Time shall be converted into and thereafter evidence a warrant entitling the holder to receive, upon exercise thereof, a cash amount determined based on the total number of shares subject to such Pre-Funded Warrant immediately prior to the Effective Time, multiplied by the excess of (A) the Offer Price minus (B) the exercise price payable per share under such Pre-Funded Warrant.

As contemplated by the Merger Agreement and to facilitate the prompt payment of Warrant Consideration in connection with the cancellation of the Pre-Funded Warrants at the Effective Time, attached as Exhibit A to this notice is a copy of the warrant cancellation agreement for your review and execution. Pursuant to the terms of the warrant cancellation agreement, each Pre-Funded Warrant will be cancelled immediately prior to and contingent upon the closing of the Merger and converted into the right to receive cash in an amount determined based on the total number of shares subject to such Pre-Funded Warrant immediately prior to the Effective Time, multiplied by the excess of (A) the Offer Price minus (B) $0.0001, the exercise price payable per share under such Pre-Funded Warrant.

You are encouraged to sign and return the warrant cancellation agreement as promptly as possible to ensure the prompt payment to you of Warrant Consideration following the consummation of the Merger. Additional information regarding the Merger Agreement and transactions contemplated therein, including the Offer and the Merger, is included in the Purchaser’s recently filed Tender Offer Statement on Schedule TO available here and the Company’s recently filed Solicitation/Recommendation Statement on Schedule 14D-9 available here .

If you have any questions regarding the information in this Notice, please do not hesitate to contact me at ***** or *****.

FORM OF WARRANT CANCELLATION AGREEMENT

This Warrant Cancellation Agreement (this “Agreement”) is entered into as of [•], 2024, by and between Societal CDMO, Inc., a Pennsylvania corporation (the “Company”), and [Warrant Holder][, a ][•] (the “Warrant Holder”) in connection with that certain Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), dated as of February 28, 2024, by and among the Company, CoreRx, Inc., a Florida corporation (“Parent”), and Cane Merger Sub, Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings set forth in the Merger Agreement.

1. Cancellation and Termination of Warrant.

(a) The Warrant Holder hereby acknowledges and agrees that pursuant to Section 3.8(f) of the Merger Agreement and subject to the execution of this Agreement, each Warrant (as defined below) will be cancelled immediately prior to and contingent upon the Closing and converted into the right to receive cash in an amount equal to the product of (i) the total number of shares of common stock, par value $0.01 per share (“Common Stock”), subject to such Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (A) $1.10 minus (B) $0.0001, the exercise price payable per share under such Warrant, which amount shall be paid to the Warrant Holder as soon as reasonably practicable after the Effective Time (but no later than ten (10) Business Days after the Effective Time) (the “Warrant Consideration”).

(b) Subject to, and effective immediately prior to, the Effective Time, the Warrant Holder hereby surrenders for cancellation to the Company all of the Warrant Holder’s rights, title and interest arising under or relating to any and all warrants to acquire shares of Common Stock held by the Warrant Holder (the “Warrants”), all of which Warrants are listed on the signature page hereto.

(c) The Warrant Holder further acknowledges and agrees that the Warrants, including any and all warrant agreements or certificates previously entered into between the Company and the Warrant Holder, shall be terminated as of the Effective Time with no further obligations of the Company thereunder except the right to receive the Warrant Consideration. Without limiting the foregoing, the Warrant Holder acknowledges and agrees that it shall have no right to receive any equity interests, including options to acquire equity, nor shall it retain any equity interests, in the Surviving Corporation or any of its Subsidiaries or Affiliates following the consummation of the transactions contemplated by the Merger Agreement. The Warrant Holder hereby acknowledges and agrees that the consideration provided herein constitutes full satisfaction of all payments and benefits the Warrant Holder is entitled to receive under or in connection with the Warrants and the Merger Agreement. Notwithstanding any provision to the contrary in this Agreement, the Warrant Holder hereby acknowledges and agrees that upon payment by the Surviving Corporation to the Warrant Holder of the Warrant Consideration, the Company, the Surviving Corporation, Parent, Merger Sub, and their respective Subsidiaries and Affiliates (and any successors thereof) shall have no further obligation or liability of any kind or nature to the Warrant Holder with respect to the Warrants.

(d) The Warrant Holder does hereby waive all requirements under the Warrants in respect of notice to be given by the Company in connection with the Merger or in respect of any action otherwise required thereunder by the Company, and by execution of this Agreement hereby waives and relinquishes any and all right to exercise the Warrants and any other rights under the Warrants on or after the Effective Time, subject to the receipt of the Warrant Consideration.

(e) The Warrant Holder understands that the surrender of the Warrants pursuant to the procedures described herein and the acceptance thereof will constitute a binding agreement between the Warrant Holder and the Company upon the terms and subject to the conditions of this Agreement.

(f) Any amount paid pursuant to this Agreement will be net of any applicable federal, state, provincial and local withholding taxes. All such withholding taxes will be withheld and remitted to the appropriate taxing authority, and such remittance will be deemed a payment of amounts owed under this Agreement.

2. Representations and Warranties. By executing and delivering this Agreement, the Warrant Holder represents, warrants, covenants and agrees as follows:

(a) The Warrant Holder has good and valid title to the Warrants free and clear of all Encumbrances and has full right, power and authority to transfer and deliver valid title to the Warrants, free and clear of all Encumbrances. The Warrant Holder has not exercised or purported to exercise any of the Warrants in whole or in part. The Warrant Holder holds no other warrant to purchase Shares or preferred stock, $0.01 par value per share (“Preferred Stock”) other than the Warrants. The Warrant Holder has no record or beneficial ownership interest in or right to receive or otherwise acquire any Common Stock or Preferred Stock other than, if applicable, any shares of Common Stock or Preferred Stock in connection with the Merger.

(b) The Warrant Holder has legal capacity, right and authority to execute and deliver this Agreement and (to the extent the Warrant Holder is not an individual) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and organization.

(c) The execution, delivery and performance of this Agreement by the Warrant Holder (i) (to the extent the Warrant Holder is not an individual) are within the entity powers of the Warrant Holder and have been duly authorized by all necessary corporate, partnership, limited liability company or trust action on the part of the Warrant Holder, if any, and will not, assuming receipt of all necessary corporate, partnership, limited liability company and trust action on the part of the Warrant Holder (to the extent applicable and to the extent the Warrant Holder is not an individual), violate the certificate of incorporation or bylaws, or other organizational documents, of the Warrant Holder, (ii) will not violate any applicable Law with regard to the Warrant Holder, (iii) will not violate any contractual obligation to which the Warrant Holder is a party, and (iv) result in the creation or imposition of any Encumbrance on any of Warrant Holder’s Warrants.

(d) This Agreement constitutes a valid and binding agreement of the Warrant Holder, enforceable against him, her or it in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally, and subject to general principles of equity.

3. Confidentiality.

(a) The Warrant Holder hereby agrees that all information related in any manner to the Company or to the past, present or potential future operation of the business of the Company (including, but not limited to, information of a business, technical, manufacturing, sales, legal, marketing, or financial nature) (collectively, “Confidential Information”) shall be kept strictly confidential by the Warrant Holder and shall not be used by the Warrant Holder for any purpose; provided, that nothing herein shall prohibit the Warrant Holder from disclosing such terms to its attorneys, accountants, consultants and other professionals (“Representatives”) so long as such Representatives are required to keep such confidential and proprietary information strictly confidential and not to use such Confidential Information for any purpose other than as set forth below (it being understood that the Warrant Holder shall be liable to Parent and the Surviving Corporation for any disclosure or improper use of any such information by any of Representatives). The restrictions in this Section 3 shall not apply to: (a) any information generally available or which becomes generally available, in each case, to the public, other than as a result of a breach of this Agreement, the Merger Agreement and the other transaction documents by the Warrant Holder or one or more of its Representatives; (b) any information required to be disclosed under applicable laws, regulations, court, judicial or other governmental order, tax filings or the rules of any applicable securities exchange or market system, provided that if permitted by applicable law, regulation or order, the Warrant Holder will give Parent reasonable notice before the disclosure and will comply with any applicable confidentiality or protective order if allowed by law or regulatory oversight; (c) the furnishing of information by the Warrant Holder or its Representatives to the Warrant Holder’s Representatives as is reasonably necessary in connection with the enforcement by the Warrant Holder of the Warrant Holder’s rights under this Agreement, the Merger Agreement or any of the other transaction documents (it being understood that the Warrant Holder shall be liable to Parent for any disclosure or improper use of any such information by any such Representatives); or (d) information that is independently developed by the Warrant Holder without use of or reference to the Confidential Information or obtained by the Warrant Holder from a third party without a breach of the third party’s obligations of confidentiality.

4. Acknowledgements.

(a) The Warrant Holder acknowledges that the Warrant Holder has reviewed and understands this Agreement and hereby confirms and agrees to be bound by the terms hereof. By executing this Agreement, the Warrant Holder expressly acknowledges that the Warrant Holder has had an opportunity to seek legal counsel regarding this Agreement. The Warrant Holder may request a copy of the Merger Agreement, free of charge, by writing or telephoning the Company at the address set forth in Section 14.

(b) The Warrant Holder acknowledges and agrees that, in addition to the Company, Parent and the Merger Sub may rely upon the representations, warranties, releases and agreements contained herein as if each such person was a party to this Agreement, and each shall have the rights, remedies and benefits under this Agreement as if such person was a party hereto.

(c) Neither the Company nor any other Person makes any representations or warranties to the Warrant Holder regarding the tax consequences to the Warrant Holder of this Agreement or the transactions contemplated hereby. The Warrant Holder acknowledges that the Warrant Holder is relying solely on its own tax advisors in connection with this Agreement and the transactions contemplated hereby.

5. Release.

(a) In exchange for the Warrant Consideration payable to the Warrant Holder pursuant to this Agreement and the Merger Agreement, which constitutes good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, effective as of the Closing, the Warrant Holder, on the Warrant Holder’s own behalf and on behalf of the Warrant Holder’s Affiliates and their respective heirs, successors and assigns (collectively, the “Warrant Holder Releasors”), hereby irrevocably waive, acquit, remise, discharge and forever release the Company, the Surviving Corporation, the Merger Sub, Parent, and each of their respective officers, managers, members, partners, employees, attorneys, Affiliates and other representatives and any predecessor or successor to any of them (collectively, the “Releasees”) from and against any and all liabilities, obligations, actions, claims, demands, judgments, losses, damages, costs, expenses, taxes, penalties and interest (including, without limitation, any related to Section 409A of the Internal Revenue Code) of any kind or nature whatsoever arising on or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or undeterminable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral or otherwise at law or in equity, and the Warrant Holder covenants, on behalf of the Warrant Holder and each other Warrant Holder Releasor, that no Warrant Holder Releasor shall seek to recover any amounts in connection therewith or thereunder from the Releasees. Notwithstanding the immediately preceding sentence, the waiver, release and discharge contained in this Section 5(a) shall not apply to (i) any rights or obligations arising under the Merger Agreement, this Agreement or any other agreements executed by the parties hereto in connection therewith and (ii) rights that cannot be released, compromised, exchanged or waived under applicable Law. Each of the Releasees shall be deemed to be an express third party beneficiary of the terms and conditions of this Section 5.

(b) The Warrant Holder, on behalf of the Warrant Holder and each other Warrant Holder Releasor, acknowledge, represent, and warrant that the Warrant Holder has had adequate disclosure of all facts necessary to make a knowing release of all matters released hereunder. The Warrant Holder, on behalf of the Warrant Holder and each other Warrant Holder Releasor, hereby waive and relinquish any rights and benefits that may exist under any statute or common law principle of any jurisdiction relating to the preservation of unknown claims, including California Civil Code Section 1542 (and any laws which are similar, comparable or equivalent to such law), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

6. Further Assurances. The Warrant Holder, upon request, will execute and deliver any additional documents and take such additional actions reasonably deemed by the Company or Parent to be reasonably necessary or desirable to complete the cancellation of the Warrants surrendered hereby and to otherwise carry out the provisions of this Agreement.

7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties relating to the subject matter hereof.

8. Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Company and the Warrant Holder.

9. No Third-Party Beneficiaries. Subject to Section 5, this Agreement is for the sole benefit of the parties, Parent, the Merger Sub and their respective permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties, Parent, the Merger Sub and their respective permitted successors and assigns, any legal or equitable rights hereunder.

10. Binding Nature. This Agreement shall be binding upon the Warrant Holder and the Warrant Holder’s successors, assigns, representatives and agents. This Agreement is made for the benefit of the parties hereto together with Parent and the Merger Sub as if they were parties to this Agreement.

11. Assignment. No party hereto shall assign or otherwise transfer this Agreement or any of its rights hereunder, or delegate any of its obligations hereunder, without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto and each of their respective successors, heirs and permitted assigns.

12. Waiver. No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party’s rights under such provisions at any other time or a waiver of the party’s rights under any other provision of this Agreement. No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party. To be effective any waiver must be in writing and signed by the waiving party (or such party’s attorney-in-fact).

13. Specific Performance. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement shall not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, each of the parties agrees that, without the need to prove the inadequacy of monetary damages, posting a bond or other undertaking, the parties shall be entitled to specific performance of this Agreement and an injunction restraining any such party from such breach or threatened breach. Each party further agrees that, in the event of any action or proceeding for specific performance in respect of such breach or violation, it shall not assert that the defense that a remedy at law would be adequate.

14. Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of or relating to this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 14(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 15. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each party waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier providing evidence of delivery or by registered or certified mail, postage prepaid, return receipt requested, at the following addresses or sent by email:

(a)	if to Warrant Holder:

at the address set forth on the signature page hereof;

with a copy (which shall not constitute notice) to:

[•]

Attention: [•]

E-mail: [•]

(b)	if to the Company:

Societal CDMO, Inc.

1 E. Uwchlan Ave., Suite 112

Exton, PA

Attention: David Enloe

Email: David.Enloe@SocietalCDMO.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

One Commerce Square

2005 Market Street, 32nd Floor

Philadelphia, PA 19103

Attention: Rachael Bushey, Jennifer Porter and Laura Gulick

E-mail: RBushey@goodwinlaw.com, JPorter@goodwinlaw.com and LGulick@goodwinlaw.com

16. Interpretation. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

17. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

18. Representation by Counsel. Each party hereto acknowledges that it has been advised by legal and any other counsel retained by such party in its sole discretion. Each party acknowledges that such party has had a full opportunity to review this Agreement and to negotiate this Agreement in its sole discretion, without any undue influence by any other party hereto or any third party.

19. Construction. The parties have participated jointly in the negotiations and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts taken together will constitute one and the same agreement. Facsimile and other electronic signatures shall constitute original signatures for all purposes of this Agreement.

21. Termination. This Agreement shall automatically terminate upon any termination of the Merger Agreement prior to the Effective Time.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the latest date specified below.

SOCIETAL CDMO, INC. By: Name: Title: Date: [WARRANT HOLDER] Signature: Printed Name: Address: Date:

Signature Page to Warrant Cancellation Agreement

Ownership Schedule

The following is a true and complete description of the Warrants held by the Warrant Holder:

Name of the Warrant Holder	Date of Warrant Agreement or Certificate	Number and Class of Shares Underlying the Warrants
[Warrant Holder]	[•]	[•] shares of Common Stock